Exhibit 2

JOINT FILING AGREEMENT

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the rules thereunder may be filed on each of their behalf on Scheduled 13D with respect to the Common Stock of Coleman Cable, Inc., and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of this 30th day of December, 2013.

/s/ Nachum Stein
Nachum Stein

/s/ Feige Stein
Feige Stein

/s/ Hertz Hasenfeld
Hertz Hasenfeld

/s Ephraim Hasenfeld
Ephraim Hasenfeld